Exhibit 5

Condensed Interim Financial Statements

As at 30 June 2016

(Unaudited)

www.coebank.org

CEB – Condensed Interim Financial Statements as at 30 June 2016	1

Comments on financial results as at 30 June 2016 (unaudited)

In a difficult economic context, marked by historically low interest rates and market instability, the CEB achieved its business goals and realized satisfactory financial performance at the end of June 2016, effectively fulfilling its social mandate in Europe.

For the first half of 2016, the amounts of projects approved (€ 2.9 billion) and loans disbursed (€ 799.2 million) were in line with the objectives defined in the Development Plan for 2014-2016. The stock of projects approved awaiting financing reached € 6.6 billion at 30 June 2016 (31 December 2015: € 4.7 billion), of which 54.1% were in favour of target countries from Central, Eastern and South Eastern Europe. Loans outstanding increased slightly to € 13.2 billion at 30 June 2016 compared to € 13.1 billion at year-end 2015.

Adjusted within the context of the new financial and risk policy approved by the Administrative Council in June 2016, the prudential ratios of the Bank remained within their respective limits.

During the first half of 2016, the Bank issued bonds with a principal amount of € 2.6 billion. The bonds, which support the Bank’s operations, increased from € 18.6 billion at 31 December 2015 to € 19.6 billion at 30 June 2016, mainly due to new issues during this period.

Net profit (unaudited) at 30 June 2016 amounted to € 46.9 million, i.e. a decrease of € 14.0 million (23.0%) compared to the same period in 2015. This evolution is mainly due to the negative impact of financial instruments at fair value through profit and loss (€ 9.9 million), to the decrease in interest margin (€ 4.5 million) and to the decrease in general operating expenses (€ 0.4 million).

At 30 June 2016, equity stood at € 2.8 billion, an increase of € 0.1 billion compared to year-end 2015 (€ 2.7 billion). Own funds (equity plus uncalled capital) amounted to € 7 621.7 million compared to € 7 571.3 million at 31 December 2015.

In million euros

	30/06/2016 (*)	30/06/2015 (*)	31/12/2015
Projects approved	2,869	1,668	2,301
Stock of projects	6,599	5,465	4,720
Loans disbursed	799	686	1,842
Loans outstanding	13,243	12,736	13,072
Bonds issued	2,635	2,245	3,077
Debt securities in issue	20,167	20,326	18,641
Net profit	47	61	127
Equity	2,762	2,653	2,711
Own funds	7,622	7,513	7,571
Total assets	26,851	26,825	25,116
(*)	Unaudited

CEB – Condensed Interim Financial Statements as at 30 June 2016	2

FINANCIAL STATEMENTS

The Bank’s objectives

“The primary purpose of the Bank is to help in solving the social problems with which European countries are or may be faced as a result of the presence of refugees, displaced persons or migrants consequent upon movements of refugees or other forced movements of populations and as a result of the presence of victims of natural or ecological disasters.

The investment projects to which the Bank contributes may be intended either to help such people in the country in which they find themselves or to enable them to return to their countries of origin when the conditions for return are met or, where applicable, to settle in another host country. These projects must be approved by a member of the Bank.

The Bank may also contribute to the realisation of investment projects approved by a member of the Bank which enable jobs to be created in disadvantaged regions, people in low income groups to be housed or social infrastructure to be created”.

(Articles of Agreement, Article II).

Sectors of action

The Bank (CEB) contributes to the implementation of socially-orientated investment projects in favour of social cohesion in Europe through four major sectoral lines of action, namely the strengthening of social integration, management of the environment, supporting public infrastructure with a social vocation and supporting micro-, small and medium sized enterprises.

Its actions comply with eligibility criteria specific to each sectoral line of action, thus reflecting not only the CEB’s specific social vocation, but also the development logic underpinning all its activity.

In accordance with Administrative Council Resolution 1562 (2013), each of these four action lines involves the following fields:

●	Strengthening of social integration

To contribute to strengthening social integration and thus to attack the roots of exclusion means, at operational level, acting in favour of refugees, migrants and displaced persons, promoting social housing and improving living conditions in urban and rural areas.

●	Management of the environment

To contribute to managing the environment means not only systematically responding to emergency situations in the event of natural or ecological disasters, but also promoting protection of the environment and preservation of historic and cultural heritage.

●	Supporting public infrastructure with a social vocation

To support the development of public infrastructure with a social vocation in the key sectors of health, education, vocational training and administrative and judicial public services in the long term facilitates more dynamic and more equitable economic and social growth, promoting individual fulfilment and collective well-being.

●	Supporting Micro-, Small and Medium Sized Enterprises (MSMEs)

The CEB finances micro, small and medium-sized enterprises for the prime purpose of promoting the creation and preservation of viable jobs by facilitating access to credit. Such loans are also aimed at entities exercising craft activities or family enterprises engaged in regular economic activity.

CEB – Condensed Interim Financial Statements as at 30 June 2016	3

Balance sheet

As at 30 June 2016 (unaudited) and 31 December 2015 (audited)

			In thousand euros
Assets	Notes	30/06/2016	31/12/2015

Cash in hand, balances with central banks		438,458	476,467
Financial assets at fair value through profit or loss		1,222,443	1,743,238
Hedging derivative instruments		1,154,683	893,898
Available-for-sale financial assets		3,317,367	3,571,468
Loans and advances to credit institutions and to customers
Loans	D	13,732,156	13,415,871
Advances	D	4,276,709	2,293,859
Financial assets held to maturity		2,656,695	2,669,603
Tangible and intangible assets		46,743	46,498
Other assets		6,060	5,523
Total assets		26,851,314	25,116,425

Liabilities and equity
Liabilities
Financial liabilities at fair value through profit or loss		217,598	123,236
Hedging derivative instruments		662,563	546,063
Amounts owed to credit institutions and to customers	E	197,751	229,831
Debt securities in issue	E	21,354,689	19,530,246
Other liabilities		1,365,874	1,688,395
Social Dividend Account		65,054	60,610
Provisions		225,840	226,548
Total liabilities		24,089,369	22,404,929

Equity
Capital	F
Subscribed		5,472,219	5,472,219
Uncalled		(4,859,802)	(4,859,802)
Called		612,417	612,417
General reserve		2,149,595	2,029,558
Net profit		46,857	127,037
Total capital, general reserve and net profit		2,808,869	2,769,012
Gains or losses recognised directly in equity		(46,924)	(57,516)
Total equity		2,761,945	2,711,496

Total liabilities and equity		26,851,314	25,116,425

CEB – Condensed Interim Financial Statements as at 30 June 2016	4

Income statement

For the first half of 2016 (unaudited) and the first half of 2015 (unaudited)

			In thousand euros
	Notes	2016	2015

Interest and similar income
Available-for-sale financial assets		1,675	6,628
Loans and advances to credit institutions and to customers		23,035	38,950
Financial assets held to maturity		43,325	46,661
Interest expenses and similar charges
Amounts owed to credit institutions and to customers		2,236	(67)
Debt securities in issue		11,936	(5,886)
Other interest expenses and similar charges		(2,247)	(1,782)
Interest margin	G	79,960	84,504

Net gains or losses from financial instruments at fair value through profit or loss		(9,392)	553
Net gains or losses from available-for-sale financial assets		25	24
Commissions (income)		532	577
Commissions (expenses)		(782)	(891)
Net banking income		70,343	84,767

General operating expenses		(22,191)	(22,510)
Depreciation and amortisation charges of fixed assets		(1,295)	(1,397)
Gross operating income		46,857	60,860
Cost of risk
Net profit		46,857	60,860

CEB – Condensed Interim Financial Statements as at 30 June 2016	5

Statement of comprehensive income

For the first half of 2016 (unaudited) and the first half of 2015 (unaudited)

		In thousand euros
	2016	2015
Net profit	46,857	60,860

Items that may be reclassified to income statement	2,066	17,556
Changes in value of available-for-sale financial assets	2,066	17,556

Items that will not be reclassified to income statement	8,526	29,183
Changes in actuarial differences related to the pension scheme	(2,681)	23,953
Changes in actuarial differences related to the other post-employment benefits	11,207	5,230
Total other elements of comprehensive income	10,592	46,739

Comprehensive income	57,449	107,599

Statement of changes in equity

For the first half of 2016 (unaudited) and the first half of 2015 (unaudited)

							In thousand euros
	Capital and reserves			Gains or losses recognised directly in equity
	Called capital	Reserves and result	Total	Available for sale financial assets	Actuarial differences	Total	Total equity
Equity as at 31 December 2014	612,417	2,029,558	2,641,975	18,145	(114,646)	(96,501)	2,545,474
Net profit		60,860	60,860				60,860
Changes in value of assets and liabilities recognised directly in equity				17,556	29,183	46,739	46,739
Equity as at 30 June 2015	612,417	2,090,418	2,702,835	35,701	(85,463)	(49,762)	2,653,073
Net profit		66,177	66,177				66,177
Changes in value of assets and liabilities recognised directly in equity				(7,193)	(561)	(7,754)	(7,754)
Equity as at 31 December 2015	612,417	2,156,595	2,769,012	28,508	(86,024)	(57,516)	2,711,496
Appropriation of profit for the 2015 financial year		(7,000)	(7,000)				(7,000)
Net profit		46,857	46,857				46,857
Changes in value of assets and liabilities recognised directly in equity				2,066	8,526	10,592	10,592

Equity as at 30 June 2016	612,417	2,196,452	2,808,869	30,574	(77,498)	(46,924)	2,761,945

CEB – Condensed Interim Financial Statements as at 30 June 2016	6

Statement of cash flows

For the first half of 2016 (unaudited) and the first half of 2015 (unaudited)

			In thousand euros
		2016	2015

Net profit		46,857	60,860
+/-	Depreciation charges of tangible and intangible assets	1,295	1,397
+/-	Net loss/net profit from investing operations	8,541	9,603
+/-	Change in interest receivable	(3,657)	26,049
+/-	Change in interest payable	3,314	(25,934)
+/-	Other non-monetary movements	15,744	5,907
	Total of non-monetary items included in the result	25,238	17,022

+	Reimbursements related to operations with credit institutions and customers	591,209	576,973
-	Disbursements related to operations with credit institutions and customers	(2,421,423)	(2,458,455)
+	Reimbursements related to other operations affecting financial assets or liabilities	2,577,163	3,180,154
-	Disbursements related to other operations affecting financial assets or liabilities	(2,348,835)	(1,249,608)
+/-	Cash flows related to operations affecting non-financial assets or liabilities	(5,116)	(476)
	Net cash flows from assets and liabilities resulting from operating activities	(1,607,000)	48,588
	Total net cash flows from operating activities (a)	(1,534,906)	126,470

+	Reimbursements related to financial assets held to maturity	9,067	100,000
-	Disbursements related to financial assets held to maturity		(59,119)
+/-	Cash flows related to tangible and intangible assets	(1,540)	(1,810)
	Total net cash flows from investing operations (b)	7,527	39,071

+/-	Cash flows from or to member states	5,337	(1,205)
+	Reimbursements related to debt securities in issue	4,421,155	3,653,293
-	Disbursements related to debt securities in issue	(2,544,170)	(3,818,486)
	Total net cash flows from financing operations (c)	1,882,322	(166,399)

	Effect of changes in foreign exchange rates on cash and cash equivalents (d)	15	1,207

	Net increase/(decrease) in cash and cash equivalents (a)+(b)+(c)+(d)	354,958	349

Cash and cash equivalents at the beginning of the financial year		2,770,643	2,503,066
	Cash in hand, balances with central banks	476,467	203,897
	Advances repayable on demand and term deposits with credit institutions	2,294,177	2,299,169

Cash and cash equivalents at the end of the financial year		3,125,601	2,503,415
	Cash in hand, balances with central banks	438,458	373,763
	Advances repayable on demand and term deposits with credit institutions	2,687,143	2,129,652
	Changes in cash and cash equivalents	354,958	349

CEB – Condensed Interim Financial Statements as at 30 June 2016	7

NOTES TO THE FINANCIAL STATEMENTS

Note A – Summary of principal accounting methods applied by the Bank (CEB)

1. Applicable accounting standards

The Bank’s separate accounts are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In this regard, certain provisions of IAS 39 relating to hedge accounting have been excluded, and no adoption procedure of certain recent texts has yet begun.

The content of this publication is in compliance with IAS 34 concerning interim financial information, which allows the publication of condensed half-year financial statements.

The entry into force of the other standards with mandatory application after 1 January 2016 had no impact on the condensed financial statements for the six months ended 30 June 2016.

The CEB did not apply in advance new standards, amendments or interpretations adopted by the European Union since their application was still optional in 2016.

The half-year financial statements are unaudited.

This interim financial information is to be read together with the financial statements prepared for the year ended 31 December 2015 (available on the Bank’s website www.coebank.org).

The reported half-year profits do not necessarily reflect full-year profits.

CEB – Condensed Interim Financial Statements as at 30 June 2016	8

Note B – Ratios

While the CEB, as a multilateral development bank (MDB), is not subject to its member states’ regulations, it considers European Union directives on banking regulation and recommendations from the Basel Committee on Banking Supervision (BCBS) as a reference for its Risk Management Framework.

In the wake of the recent review of the Financial & Risk Policy approved by the Administrative Council on 17 June 2016 (AC resolution 1581 (2016)), the ratios of the prudential framework have been adjusted. The key changes concern interest rate risk through a balance sheet approach, liquidity risk with a liquidity curve approach and credit risk with the internal rating becoming the reference for treasury activity.

The Bank’s prudential framework ratios are as follows:

Prudential framework	30/06/2016	30/06/2015	31/12/2015	Limit
Capital
Capital Adequacy	26.4%	24.5%	26.3%	> 10.5%
Gearing	1.73	1.69	1.71	< 2.5
Leverage
Indebtedness	6.86	6.97	6.17	< 10 (1)
Treasury Assets	3.28	3.42	2.61	< 4 (2)
Liquidity
Short-term liquidity (1 year)	141.7%	141.3%	137.7%	> 100%
Self-sufficiency period	20	-	8 (3)	> 6 months
Market Credit Risk
Minimum Internal Rating	> 7.0	> 7.0 (3)	> 7.0 (3)	> 7.0
Interest Rate Risk
Economic Value Sensitivity	- €9.7 M	- €5.2 M (3)	- €3.3 M (3)	+/- € 15.0 M
Foreign exchange Risk
Spot Net Open position	< € 1.0 M	< € 1.0 M (3)	< € 1.0 M (3)	< € 1.0 M
Other
Cost to income ratio (adjusted) (4)	29.1%	28.0%	28.5%

(1)	< 12 for 2015 figures (prior to entry into force of the new financial and risk policy)
(2)	< 6 for 2015 figures (prior to entry into force of the new financial and risk policy)
(3)	Estimated figures for comparison purposes
(4)

 The adjusted cost-to-income ratio equals general operating expenses (including net depreciation and amortization charges on fixed assets) divided by net banking income. It is calculated by eliminating unrealised gains/losses without economic substance, by netting of cost-recovery income from fiduciary activities against general operating expenses, and by eliminating other technical and/or one-off effects in the CEB’s accounts.

CEB – Condensed Interim Financial Statements as at 30 June 2016	9

Capital adequacy ratio (CAR), under the Standardised Approach, is a measure of the CEB’s prudential equity (EP)1 expressed as a percentage of its total risk-weighted assets (RWA)2. The capital adequacy ratio reached 26.4% at 30 June 2016, a slight increase compared to 26.3% at 31 December 2015, due to an increase in the CEB’s prudential equity that outpaced the increase in risk-weighted assets.

Gearing ratio compares loans outstanding (after swap and credit enhancement) to own funds3 and establishes a volume ceiling (as opposed to a credit risk ceiling) for the CEB’s loan activity. This ratio allows for comparability with other International Financial Institutions. The limit is set at 2.5 (two and a half times own funds), i.e. € 19.2 billion. The ratio stood at 1.73 at 30 June 2016, slightly increased compared to 1.71 at end of December 2015 owing to the increase in loans outstanding higher than the CEB’s own funds.

The prudential ratios for indebtedness, treasury assets and short-term liquidity remained within their respective limits. The changes (increase or decrease) solely reflect developments in the Bank’s activity (treasury, lending and debt). The limits for the indebtedness and treasury asset ratios have been adjusted according to the new Financial and Risk Policy from <12 to <10 and from <6 to <4, respectively.

The new Financial & Risk Policy incorporated additional ratios and indicators, which were also within their respective limits at 30 June 2016. The Self-sufficiency period measures the time period during which the Bank is able to fulfil its expected net cash outflows without access to the market for new funding and without the sale/repo-ing of assets. The ratio reached 20 months at 30 June 2016, well above the minimum level of 6 months.

The Minimum Internal Rating defines the minimum rating at purchase date under which the Bank may enter into transactions with issuers, obligors and counterparties. The Bank’s Minimum Internal rating for short-term investments is fixed at ≥ 7.0 (A-)4 and for long-term investments at ≥ 8.0 (A+).

As of the end of the first half of 2016, there were no counterparties/transactions with minimum ratings below the respective threshold defined at purchase date.

The Economic Value Sensitivity measures the change in the economic value of the Bank, including own funds (market risk (MR))5, due to an interest rate shock of +10 basis points. Its absolute value is fixed at < 0.5% of own funds (MR), i.e. € 15 million.

As of the end of the first half of 2016, Economic Value Sensitivity was minus € 9.7 million, well within the defined limit.

The Spot Net Open Position6 measures the total asset amount minus total liability amount in a particular foreign currency, including both on- and off-balance sheet positions. Its absolute value is fixed at < € 1 million per currency.

As of end of the first half of 2016, the Spot Net Open Position in each currency was below € 1 million, well within the defined limit.

[1]	Prudential equity (Ep): paid-in capital, reserves and net profit
[2]	Risk-weighted assets are bank assets or off-balance-sheet exposures, weighted according to risk. Assets are weighted according to the external credit rating or the bank’s own risk models.
[3]	CEB’s own funds: subscribed capital, reserves and net profit
[4]	For maturities below three months, the minimum internal rating may be 6.0 (BBB) for sovereign bonds and 6.5 (BBB+) for short-term deposits.
[5]	Own funds (MR – market risk): paid-in capital, reserves, net profit, amount on the Social Dividend Account and provisions for post-employment benefits
[6]	At the end of the month

CEB – Condensed Interim Financial Statements as at 30 June 2016	10

Note C – Financial assets and liabilities

Financial assets and liabilities are presented in the table below according to their respective accounting valuation rules.

Conditions for loans disbursements are equivalent to those implemented by other financial institutions that operate on the supranational banks market. Reflecting its preferred creditor status, the Bank does not sell this type of receivables.

In thousand euros

30 June 2016	At fair value through profit or loss	At fair value through equity	At amortised cost	Carrying value
Assets
Cash in hand, balances with central banks			438,458	438,458
Financial assets at fair value through profit or loss	1,222,443			1,222,443
Hedging derivative instruments	1,154,683			1,154,683
Available-for-sale financial assets		3,317,367		3,317,367
Loans and advances to credit institutions and to customers			18,008,865	18,008,865
Financial assets held to maturity			2,656,695	2,656,695

Total financial assets	2,377,126	3,317,367	21,104,018	26,798,511
Liabilites
Financial liabilities at fair value through profit or loss	217,598			217,598
Hedging derivative instruments	662,563			662,563
Amounts owed to credit institutions and to customers			197,751	197,751
Debt securities in issue			21,354,689	21,354,689
Social Dividend Account			65,054	65,054

Total financial liabilities	880,161		21,617,494	22,497,655

In thousand euros
31 December 2015	At fair value through profit or loss	At fair value through equity	At amortised cost	Carrying value
Assets
Cash in hand, balances with central banks			476,467	476,467
Financial assets at fair value through profit or loss	1,743,238			1,743,238
Hedging derivative instruments	893,898			893,898
Available-for-sale financial assets		3,571,468		3,571,468
Loans and advances to credit institutions and to customers			15,709,730	15,709,730
Financial assets held to maturity			2,669,603	2,669,603

Total financial assets	2,637,136	3,571,468	18,855,800	25,064,404
Liabilites
Financial liabilities at fair value through profit or loss	123,236			123,236
Hedging derivative instruments	546,063			546,063
Amounts owed to credit institutions and to customers			229,831	229,831
Debt securities in issue			19,530,246	19,530,246
Social Dividend Account			60,610	60,610

Total financial liabilities	669,299		19,820,687	20,489,986

CEB – Condensed Interim Financial Statements as at 30 June 2016	11

Note D – Loans and advances to credit institutions and to customers

This heading covers loans to credit institutions and to customers as well as deposits to credit institutions.

In thousand euros

Breakdown of loans by category of borrower	30/06/2016	31/12/2015
Loans to credit institutions
Loans	7,685,579	7,701,898
Interest receivable	16,379	17,606
Unpaid receivables	1,480	1,479
Depreciation of loans to credit institutions (*)	(1,880)	(1,879)
Sub-total	7,701,558	7,719,104
Loans to customers
Loans	5,557,443	5,369,818
Interest receivable	23,550	20,847
Sub-total	5,580,993	5,390,665
Value adjustment of loans hedged by derivative instruments	449,605	306,102
Total loans	13,732,156	13,415,871
Other advances
Advances repayable on demand	220,597	222,502
Advances with agreed maturity dates or periods of notice	4,056,693	2,071,674
Sub-total	4,277,290	2,294,176
Interest receivable	(581)	(317)
Total other advances	4,276,709	2,293,859

(*)	Change in this balance concerns accrued interest of an impaired loan

CEB – Condensed Interim Financial Statements as at 30 June 2016	12

The breakdown of outstanding loans by borrowers’ country is included in the table below.

			In thousand euros

Breakdown by borrowers’ country location	30/06/2016%		31/12/2015%

Poland	1,800,996	13.60	1,893,940	14.49
Spain	1,723,299	13.01	1,635,056	12.51
Turkey	1,388,323	10.48	1,298,483	9.93
France	1,259,627	9.51	1,269,594	9.71
Hungary	887,931	6.70	916,760	7.01
Romania	868,482	6.56	860,410	6.58
Belgium	867,379	6.55	883,266	6.76
Slovak Republic	592,576	4.47	315,517	2.41
Cyprus	569,452	4.30	577,328	4.42
Germany	547,264	4.13	601,700	4.60
Czech Republic	302,222	2.28	285,134	2.18
Croatia	293,731	2.22	287,436	2.20
Finland	292,167	2.21	308,292	2.36
Italy	278,996	2.11	311,727	2.38
Portugal	214,250	1.62	213,250	1.63
Denmark	173,333	1.31	173,333	1.33
Iceland	166,654	1.26	176,266	1.35
Lithuania	163,774	1.24	164,488	1.26
Ireland	124,337	0.94	124,996	0.96
Serbia	114,666	0.87	101,480	0.78
Albania	101,756	0.77	103,492	0.79
Slovenia	90,733	0.69	93,949	0.72
“the former Yugoslav Republic of Macedonia”	84,749	0.64	76,280	0.58
Bulgaria	71,278	0.54	106,850	0.82
Bosnia and Herzegovina	65,682	0.50	67,643	0.52
Sweden	56,200	0.42	56,200	0.43
Latvia	44,747	0.34	59,340	0.45
Moldova (Republic of)	24,268	0.18	24,709	0.19
Georgia	21,553	0.16	21,979	0.17
Malta	20,200	0.15	27,750	0.21
Estonia	17,417	0.13	20,239	0.15
Montenegro	14,979	0.11	14,829	0.11
Total	13,243,022	100.00	13,071,716	100.00

CEB – Condensed Interim Financial Statements as at 30 June 2016	13

Note E – Amounts owed to credit institutions and to customers and debt securities in issue

In thousand euros

	30/06/2016	31/12/2015

Amounts owed to credit institutions and to customers
Interest-bearing accounts	97,751	129,812
Borrowings and term deposits	100,000	100,000
Interest payable		19
Total	197,751	229,831

Debt securities in issue
Bonds	19,574,108	18,641,206
Euro Commercial Paper	593,383
Interest payable	250,019	241,448
Value adjustment of debt securities in issue hedged by derivative instruments	937,179	647,592
Total	21,354,689	19,530,246

CEB – Condensed Interim Financial Statements as at 30 June 2016	14

Note F – Capital

Capital breakdown by member state at 30 June 2016 and 31 December 2015 is presented below.

In thousand euros

Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital

France	915,770	814,114	101,656	16.735%
Germany	915,770	814,114	101,656	16.735%
Italy	915,770	814,114	101,656	16.735%
Spain	597,257	530,958	66,299	10.914%
Turkey	388,299	345,197	43,102	7.096%
Netherlands	198,813	176,743	22,070	3.633%
Belgium	164,321	146,083	18,238	3.003%
Greece	164,321	146,083	18,238	3.003%
Portugal	139,172	123,724	15,448	2.543%
Sweden	139,172	123,724	15,448	2.543%
Poland	128,260	114,023	14,237	2.344%
Denmark	89,667	79,712	9,955	1.639%
Finland	69,786	62,039	7,747	1.275%
Norway	69,786	62,039	7,747	1.275%
Bulgaria	62,459	55,526	6,933	1.141%
Romania	59,914	53,264	6,650	1.095%
Switzerland	53,824	43,229	10,595	0.984%
Ireland	48,310	42,948	5,362	0.883%
Hungary	44,788	39,816	4,972	0.818%
Czech Republic	43,037	38,260	4,777	0.786%
Luxembourg	34,734	30,878	3,856	0.635%
Serbia	25,841	22,973	2,868	0.472%
Croatia	21,376	19,003	2,373	0.391%
Cyprus	19,882	17,676	2,206	0.363%
Slovak Republic	18,959	16,854	2,105	0.346%
Albania	13,385	11,899	1,486	0.245%
Latvia	12,808	11,387	1,421	0.234%
Estonia	12,723	11,311	1,412	0.233%
“the former Yugoslav Republic of Macedonia”	12,723	11,311	1,412	0.233%
Lithuania	12,588	11,191	1,397	0.230%
Slovenia	12,295	10,930	1,365	0.225%
Iceland	10,144	9,018	1,126	0.185%
Malta	10,144	9,018	1,126	0.185%
Georgia	9,876	8,780	1,096	0.180%
Bosnia and Herzegovina	9,689	8,614	1,075	0.177%
Montenegro	6,584	5,853	731	0.120%
Kosovo	6,559	5,831	728	0.120%
Moldova (Republic of)	5,488	4,878	610	0.100%
San Marino	4,867	4,206	661	0.089%
Liechtenstein	2,921	2,374	547	0.053%
Holy See	137	107	30	0.003%

Total	5,472,219	4,859,802	612,417	100.000%

In 2013, further to Kosovo’s accession to the Bank, the subscribed capital increased by € 6 559 thousand. Kosovo’s called capital (€ 728 thousand) and its contribution to reserves (€ 2 138 thousand) are scheduled in four equal annual instalments. The last instalment of € 716.5 thousand (€ 182.0 thousand of capital and € 534.5 thousand of reserves) is to be paid in December 2016.

CEB – Condensed Interim Financial Statements as at 30 June 2016	15

Note G – Interest margin

Income and expenses are accounted for in accordance with the effective interest rate method (interest, commissions and charges).

Changes in value of financial instruments, calculated excluding accrued interest, are accounted for under “Net gains or losses from financial instruments at fair value through profit or loss”.

Interest income and expenses of fair value hedging derivatives are shown together with the income and expenses arising from those items for which they provide risk coverage.

In thousand euros

		2016			2015
First half year	Income	Expenses	Net	Income	Expenses	Net

Available-for-sale financial assets
Securities transactions	18,333	(511)	17,822	22,070		22,070
Hedging derivatives	5,681	(21,828)	(16,147)	8,214	(23,656)	(15,442)
Sub-total	24,014	(22,339)	1,675	30,284	(23,656)	6,628

Loans and advances to credit institutions and to customers
Loans (exclusive of interbanking)	77,825		77,825	87,080		87,080
Hedging derivatives	11,147	(62,762)	(51,615)	16,074	(63,622)	(47,548)
Advances	2,078	(5,253)	(3,175)	622	(1,822)	(1,200)
Sub-total	91,050	(68,015)	23,035	103,776	(65,444)	38,332

Financial assets held to maturity
Securities transactions	43,325		43,325	46,661		46,661
Sub-total	43,325		43,325	46,661		46,661

Amounts owed to credit institutions and to customers
Deposits		(13)	(13)		(89)	(89)
Interest-bearing accounts	2,376	(127)	2,249	762	(122)	640
Sub-total	2,376	(140)	2,236	762	(211)	551

Debt securities in issue
Bonds		(184,355)	(184,355)		(237,123)	(237,123)
Hedging derivatives	204,271	(7,980)	196,291	248,682	(17,445)	231,237
Sub-total	204,271	(192,335)	11,936	248,682	(254,568)	(5,886)
Other interest expenses and similar charges		(2,247)	(2,247)		(1,782)	(1,782)
Interest margin	365,036	(285,076)	79,960	430,165	(345,661)	84,504

CEB – Condensed Interim Financial Statements as at 30 June 2016	16